CUSIP No. 449172105	Schedule 13D/A	Page 1 of 10

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Hyster-Yale Materials Handling, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172204

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,716
	8	SHARED VOTING POWER 1,704,754
	9	SOLE DISPOSITIVE POWER 31,716
	10	SHARED DISPOSITIVE POWER 1,704,754
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,736,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.53%
14	TYPE OF REPORTING PERSON* IN

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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,586
	8	SHARED VOTING POWER 217,394
	9	SOLE DISPOSITIVE POWER 58,586
	10	SHARED DISPOSITIVE POWER 1,679,387
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,737,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.57%
14	TYPE OF REPORTING PERSON* IN

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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,266
	8	SHARED VOTING POWER 217,394
	9	SOLE DISPOSITIVE POWER 64,266
	10	SHARED DISPOSITIVE POWER 1,654,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,718,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.08%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172105	Schedule 13D/A	Page 5 of 10

Part II to Schedule 13D/A

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (“Class B Common”) of Hyster-Yale Materials Handling, Inc. (the “Issuer”) held by Rankin Associates I, L.P., a Delaware limited partnership, that appeared in the Schedule 13D filed by the Reporting Persons on October 9, 2012 (the “Initial Filing”), as amended by Amendment No. 1 filed on February 14, 2013 (“Amendment No. 1”), as further amended by Amendment No. 2 filed on February 13, 2014 (“Amendment No. 2”), as further amended by Amendment No. 3 filed on February 17, 2015 (“Amendment No. 3”), as further amended by Amendment No. 4 filed on February 16, 2016 (“Amendment No. 4”) and as further amended by Amendment No. 5 filed on February 14, 2017 (together with the Initial Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Filings”). This Amendment No. 6 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisition and/or disposition of shares of Class B Common by certain Reporting Persons. Capitalized items used herein but not defined herein have the meanings assigned to them in the Filings.

Item 2. Identity and Background.

(a)—(c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading Alfred M. Rankin, Jr. are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Executive Chairman of Hamilton Beach Brands Holding Company at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman, President and Chief Executive Officer of the Issuer at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Chairman of NACCO Industries, Inc. at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

The statements under the heading Helen R. Butler are hereby deleted and replaced by the following:

Helen R. Butler. Ms. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is a sales associate at Wool and Willow.

The statements under the heading BTR 2012 GST Trust for Helen R. Butler are hereby deleted and replaced by the following:

BTR 2012 GST Trust for Helen R. Butler. Alfred M. Rankin, Jr. is the trustee of the trust. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Executive Chairman of Hamilton Beach Brands Holding Company at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman, President and Chief Executive Officer of the Issuer at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Chairman of NACCO Industries, Inc. at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

The statements under the heading BTR 2012 GST Trust for Clara R. Williams are hereby deleted and replaced by the following:

BTR 2012 GST Trust for Clara R. Williams. Alfred M. Rankin, Jr. is the trustee of the trust. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Executive Chairman of Hamilton Beach Brands Holding Company at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman, President and Chief Executive Officer of the Issuer at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Chairman of NACCO Industries, Inc. at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

CUSIP No. 449172105	Schedule 13D/A	Page 6 of 10

Item 5. Interest in Securities of the Issuer.

The statements under the heading Alfred M. Rankin, Jr. are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 31,716 shares of Class B Common and shares the power to vote and dispose of 1,704,754 shares of Class B Common. Collectively, the 1,736,470 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 44.53% of the Class B Common outstanding as of December 31, 2017.

The statements under the heading Helen R. Butler are hereby deleted and replaced in their entirety by the following:

Helen R. Butler. Ms. Butler has the sole power to vote and dispose of 58,586 shares of Class B Common, shares the power to vote 217,394 shares of Class B Common and shares the power to dispose of 1,679,387 shares of Class B Common. Collectively, the 1,737,973 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 44.57% of the Class B Common outstanding as of December 31, 2017.

The statements under the heading Clara T. Rankin Williams are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and dispose of 64,266 shares of Class B Common, shares the power to vote 217,394 shares of Class B Common and shares the power to dispose of 1,654,447 shares of Class B Common. Collectively, the 1,718,713 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 44.08% of the Class B Common outstanding as of December 31, 2017.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided in the Filings with respect to Rankin Associates I, L.P. is hereby deleted and replaced by the following:

Under the terms of the Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of March 27, 2002 (as amended, the “Rankin I Partnership Agreement”), filed as Exhibit 1 to the Initial Filing, as amended by that certain Written Consent of General Partners of Rankin Associates I, L.P., dated as of December 31, 2012, filed as Exhibit 8 to Amendment No. 2, as amended by that certain Addendum to the Second Amended and Restated Limited Partnership Agreement, dated as of October 28, 2016, filed as Exhibit 12 hereto and incorporated herein by reference, and as amended by that certain Addendum to the Second Amended and Restated Limited Partnership Agreement, dated as of December 12, 2017, filed as Exhibit 13 hereto and incorporated herein by reference, Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I (the “Rankin I General Partners”), share the power to vote the Class A Common and Class B Common held by Rankin I. Further, under such terms, voting actions are determined by the Rankin I General Partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general and limited partnership interests in Rankin I share with each other the power to dispose of Class A Common and Class B Common held by Rankin I. Under the terms of the Rankin I Partnership Agreement, Rankin I may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the Rankin I General Partners holding more than 75% of the general partnership interests in Rankin I and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin I (“Rankin I Partnership Interests”).

The Rankin I Partnership Agreement restricts the transfer of Rankin I Partnership Interests by the partners and provides the partners and Rankin I with a right of first refusal to acquire Rankin I Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin I Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin I Partnership Agreement.

The information provided in the Filings with respect to Rankin Associates II, L.P. is hereby deleted and replaced by the following:

Under the terms of the Limited Partnership Agreement of Rankin Associates II, L.P. (“Rankin II”), dated as of February 6, 1998 (as amended, the “Rankin II Partnership Agreement”), filed as Exhibit 3 to the Initial Filing, as amended by that certain Amendment No. 1 to Limited Partnership Agreement of Rankin II, dated as of

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December 26, 2001, filed as Exhibit 14 hereto and incorporated herein by reference, as amended by that certain Amendment No. 2 to Limited Partnership Agreement of Rankin II, dated as of December 17, 2002, filed as Exhibit 15 hereto and incorporated herein by reference, as amended by that certain Addendum to the Limited Partnership Agreement, dated as of October 28, 2016, filed as Exhibit 16 hereto and incorporated herein by reference, and as amended by that certain Addendum to the Limited Partnership Agreement, dated as of December 12, 2017, filed as Exhibit 17 hereto and incorporated herein by reference, Rankin Management, Inc. (“RMI”), as the general partner of Rankin II, has the sole power to vote the Class A Common and Class B Common held by Rankin II. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. RMI shares the power to dispose of the Class A Common and Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II. Under the terms of the Rankin II Partnership Agreement, Rankin II may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of RMI and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin II (“Rankin II Partnership Interests”).

The Rankin II Partnership Agreement restricts the transfer of Rankin II Partnership Interests by the partners and provides the partners and Rankin II with a right of first refusal to acquire Rankin II Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin II Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin II Partnership Agreement.

The information provided in the Filings with respect to Rankin Associates IV, L.P. is hereby deleted and replaced by the following:

Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P. (“Rankin IV”), dated as of February 7, 2005 (as amended, the “Rankin IV Partnership Agreement”), filed as Exhibit 4 to the Initial Filing, as amended by that certain Amendment to the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of March 22, 2006, filed as Exhibit 18 hereto and incorporated herein by reference, as amended by that certain Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of October 28, 2016, filed as Exhibit 19 hereto and incorporated herein by reference, and as amended by that certain Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of December 12, 2017, filed as Exhibit 20 hereto and incorporated herein by reference, the general partners share the power to vote the Class A Common and Class B Common held by Rankin IV. Further, under such terms, voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin IV. Each of the trusts holding general and limited partnership interests in Rankin IV share with each other the power to dispose of Class A Common and Class B Common held by Rankin IV. Under the terms of the Rankin IV Partnership Agreement, Rankin IV may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the general partners holding more than 75% of the general partnership interests in Rankin IV and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin IV (the “Rankin IV Partnership Interests”).

The Rankin IV Partnership Agreement restricts the transfer of Rankin IV Partnership Interests by the partners and provides the partners and Rankin IV with a right of first refusal to acquire Rankin IV Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin IV Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin IV Partnership Agreement.

Item 6 of the Filings is hereby amended by inserting at the end thereof the following:

Effective February 6, 2017, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to the Stockholders’ Agreement is attached hereto as Exhibit 11 and is incorporated herein in its entirety.

CUSIP No. 449172105	Schedule 13D/A	Page 8 of 10

Item 7. Material to be Filed as Exhibits.

Item 7 of the Initial Filing is hereby amended by adding the following:

Exhibit 11	Seventh Amendment to Stockholders’ Agreement, dated as of February 6, 2017, by and between the Issuer and the Participating Stockholders (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q, filed by the Issuer on May 2, 2017, Commission File Number 000-54799).

Exhibit 12	Addendum to the Second Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of October 28, 2016 (incorporated by reference to Exhibit 3 of the Schedule 13D, as amended, related to Hamilton Beach Brands Holding Company Class B common stock, initially filed on October 6, 2017 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-90132)).

Exhibit 13	Addendum to the Second Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of December 12, 2017.

Exhibit 14	Amendment No. 1 to Limited Partnership Agreement of Rankin II, L.P., dated as of December 26, 2001 (incorporated by reference to Exhibit 7 of the Schedule 13D, as amended, related to Hamilton Beach Brands Holding Company Class B common stock, initially filed on October 6, 2017 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-90132)).

Exhibit 15	Amendment No. 2 to Limited Partnership Agreement of Rankin II, L.P., dated as of December 17, 2002 (incorporated by reference to Exhibit 8 of the Schedule 13D, as amended, related to Hamilton Beach Brands Holding Company Class B common stock, initially filed on October 6, 2017 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-90132)).

Exhibit 16	Addendum to the Limited Partnership Agreement of Rankin Associates II, L.P., dated as of October 28, 2016.

Exhibit 17	Addendum to the Limited Partnership Agreement of Rankin Associates II, L.P., dated as of December 12, 2017.

Exhibit 18	Amendment to the Amended and Restated Limited Partnership Agreement of Rankin IV, L.P., dated as of March 22, 2006 (incorporated by reference to Exhibit 10 of the Schedule 13D, as amended, related to Hamilton Beach Brands Holding Company Class B common stock, initially filed on October 6, 2017 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-90132)).

Exhibit 19	Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, L.P., dated as of October 28, 2016 (incorporated by reference to Exhibit 11 of the Schedule 13D, as amended, related to Hamilton Beach Brands Holding Company Class B common stock, initially filed on October 6, 2017 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-90132)).

Exhibit 20	Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, L.P., dated as of December 12, 2017.

[Signatures begin on the next page.]

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CUSIP No. 449172105	Schedule 13D/A	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

Name:	Rankin Associates I, L.P.

By:	Main Trust of Alfred M. Rankin created under the Agreement dated as of September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr. (successor in interest to the Trust created by the Agreement, dated August 30, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr.), as one of its General Partners

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.

REPORTING INDIVIDUALS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Corbin Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2012 GST Trust for Thomas P. Rankin *
Attorney-in-Fact for BTR 2012 GST Trust for Helen R. Butler *
Attorney-in-Fact for BTR 2012 GST Trust for Elisabeth M. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Julia R. Kuipers*
Attorney-in-Fact for BTR 2012 GST Trust for Clara R. Williams*
Attorney-in-Fact for BTR 2012 GST Trust for Matthew M. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Claiborne R. Rankin, Jr.*

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Attorney-in-Fact for BTR 2012 GST Trust for James T. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Anne F. Rankin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 1 to the Schedule 13D, filed October 9, 2012, and in Exhibit 8 of the Schedule 13D/A, filed February 14, 2014.